UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Workday, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98138H101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138H101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Stankey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,104,673 (1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,104,673(1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,104,673 (1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ 420,327(4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6 (5)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 420,327 shares of Class B Common Stock and 2,684,346 shares of Class B Common Stock subject to options held by the Reporting Person which are exercisable at any time, but the unvested portion is subject to the Issuer’s right to repurchase the shares at the original exercise price in the event of termination of the Reporting Person’s service for any reason.
(2)	Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof.
(3)	All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock, (b) the date when the number of outstanding shares of Class B Common Stock represents less than 9% of all outstanding shares of Class A and Class B Common Stock, (c) October 11, 2032 or (d) nine months after the death of the later to die of David A. Duffield and Aneel Bhusri.
(4)	Represents shares of Class B Common Stock held by a trust benefitting the Reporting Person’s wife.
(5)	Based on 26,162,500 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 98138H101	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Workday, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6230 Stoneridge Mall Road, Suite 200,
Pleasanton, CA 94588

Item 2(a)	Name of Person Filing:

Michael A. Stankey

the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Workday, Inc.
6230 Stoneridge Mall Road, Suite 200,
Pleasanton, CA 94588

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

98138H101

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

CUSIP No. 98138H101	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 3,104,673 shares (1)(2)(3)

(b) Percent of Class: 10.6% (4)

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 3,104,673 shares

(ii)	Shared power to vote or direct the vote: 0 shares.

(iii)	Sole power to dispose or to direct the disposition of: 3,104,673 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(1)	Includes 420,327 shares of Class B Common Stock and 2,684,346 shares of Class B Common Stock subject to options held by the Reporting Person which are exercisable at any time, but the unvested portion is subject to the Issuer’s right to repurchase the shares at the original exercise price in the event of termination of the Reporting Person’s service for any reason.
(2)	Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s restated certificate of incorporation in effect as of the date hereof.
(3)	All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock, (b) the date when the number of outstanding shares of Class B Common Stock represents less than 9% of all outstanding shares of Class A and Class B Common Stock, (c) October 11, 2032 or (d) nine months after the death of the later to die of David A. Duffield and Aneel Bhusri.
(4)	Based on 26,162,500 shares of Class A common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person or affiliates of the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 98138H101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013	MICHAEL A. STANKEY

	By:	/s/ Michael A. Stankey